China Gerui Advanced Materials Group

Announces Results of 2013 Annual General Meeting

ZHENGZHOU, China – December 6, 2013 – China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"), a leading high precision, cold-rolled steel producer in China, today announced the results of its 2013 Annual General Meeting (the “Annual Meeting”) held on December 6, 2013 in Zhengzhou, China.

At the Annual Meeting, shareholders elected each of the following nominees to the Company’s Board of Directors to serve for a term of three years as Class I directors: Maotong Xu and J.P. Huang.

Shareholders also ratified the appointment of UHY Vocation HK CPA Limited as the Company’s independent public accounting firm for the fiscal year ending December 31, 2013.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high-strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company primarily sells its products to domestic Chinese customers with an emerging presence with international customers in a diverse range of industries, including the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables. For more information, please visit http://www.geruigroup.com.

Company Contact:	Investor Relations Contacts:
Email: investors@geruigroup.com	Vivian Chen	Kevin Theiss
Website: www.geruigroup.com	Managing Director	Account Director
	Grayling	Grayling
	Phone: 646-284-9427	Phone: 646-284-9409
	Email: vivian.chen@grayling.com	Email: kevin.theiss@grayling.com

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